Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 9, 2009

Relating to Preliminary Prospectus Supplement dated November 9, 2009

Registration Statement No. 333-155243

TransAlta Corporation

Pricing Term Sheet

Issuer:	TransAlta Corporation

Expected Ratings:*	Baa2/BBB

Security Type:	SEC registered senior unsecured notes

Size:	US$500,000,000

Maturity:	January 15, 2015

Coupon:	4.75% per annum, payable semi-annually

Price:	99.783% (US$498,915,000)

Yield to Maturity:	4.795%

Spread:	+250 basis points

Benchmark Treasury:	2.375% due October 31, 2014

Treasury Yield/Price:	2.295%/100- 12

Settlement Date:	November 13, 2009

Interest Payment Dates:	January 15 and July 15 of each year commencing July 15, 2010

Make-Whole Call:	T+37.5 basis points

CUSIP No.: ISIN No.:	89346D AD9 US89346DAD93

Joint Book-Running Managers:	RBC Capital Markets Corporation HSBC Securities (USA) Inc. RBS Securities Inc.

Co-Managers:	CIBC World Markets Corp. Scotia Capital (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. BNP Paribas Securities Corp.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Please note that the third paragraph on page S-15 of the Prospectus Supplement is hereby completed and revised as follows: The pro forma earnings coverage ratios for the twelve month period ended December 31, 2008 and the twelve month period ended September 30, 2009, giving effect to this offering and without the application of the net proceeds from the sale of the Notes (assuming this offering took place on the first date of the respective twelve month period), would have been 2.4x and 1.8x, respectively.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets Corporation at (212) 428-6670, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or RBS Securities Inc. toll free at 1-866-884-2071.